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                           HIENERGY TECHNOLOGIES, INC.
                           1601 Alton Parkway, Unit B
                            Irvine, California 92606
                               Tel: 949-757-0855
                               Fax: 949-757-1477


                               September 15, 2003


U. S. Securities and Exchange Commission 450 5th Street, N.W.
Washington, D.C. 20549

Attention: Mr. Tom Jones

         RE:   HIENERGY TECHNOLOGIES, INC. ("Registrant")
               Registration Statement on Form SB-2 (Registration No. 333-108482)


Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), HiEnergy Technologies, Inc., a Delaware corporation (the "Registrant"), hereby requests your consent that the above captioned Registration Statement be withdrawn as of the date of filing hereof. This Registration Statement has not yet been declared effective.

         The Registrant has determined that the Registrant's best interests would be served at this time by withdrawing such Registration Statement to facilitate combining its registration statements for secondary offerings into one new Registration Statement for simplicity of presentation and our convenience for future amendments. We intend to file a subsequent Registration Statement on Form SB-2 that includes the proposed offering, with updated financial statements.

         The Registrant believes you will agree that the withdrawals are consistent with the public interest and the protection of investors. The Registrant represents that no securities have been offered or sold pursuant to this Registration Statement.

         If you have any questions or comments, please do not hesitate to contact our legal counsel, Nicholas J. Yocca of Yocca Patch & Yocca, LLP at
(949) 798-0190.

         Thank you for your attention to this matter and your assistance and cooperation throughout the registration process.


                         Very truly yours,

                         HIENERGY TECHNOLOGIES, INC.

                         By: /s/ Bogdan C. Maglich

                         Bogdan C. Maglich, Chairman of the Board,
                         Chief Executive Officer, President & Treasurer


Cc:  Nicholas J. Yocca
     Fax: 949-203-8627